# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BETA TECHNOLOGIES, INC., CIK 0001784570
CUSIP: 086921103
Title of class of securities: CLASS A COMMON STOCK
Address of issuer's principal executive offices: 1150 AIRPORT DRIVE, SOUTH BURLINGTON, Vermont (VT), 05403
Date of event which requires filing of this statement: 11/03/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002090083

## Reporting persons
- Kyle Clark: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 14,788,186; shared voting power 1,624,907; sole dispositive power 14,788,186; shared dispositive power 1,624,907; aggregate amount beneficially owned 16,413,093 (7.44% of the class)
  Comment: (1) The percent of class reflected in Row 9 is based upon an aggregate of 220,528,649 shares of Class A common stock outstanding as of December 1, 2025 as indicated in the Issuer's Quarterly Report on Form 10-Q filed December 4, 2025

## Item 1. Issuer
Name of issuer: BETA TECHNOLOGIES, INC.
Address of issuer's principal executive offices: C/O BETA TECHNOLOGIES INC., 1150 AIRPORT DRIVE, SOUTH BURLINGTON, VT, USA, 05403

## Item 2. Person Filing
Name of person filing: KYLE CLARK
Address of principal business office or, if none, residence: 1150 AIRPORT DRIVE, SOUTH BURLINGTON, VT, USA, 05403
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Consists of shares of Class A common stock ("Shares") held as follows: (i) 240,583 Shares directly held by the Reporting Person; (ii) 326,282 Shares issuable pursuant to outstanding stock options that are exercisable within 60 days of December 31, 2025; (iii) 8,501,484 shares of Class B common stock directly held by the Reporting Person; (iv) 5,719,837 Shares of directly held by The Godric's Hollow Trust (f/k/a The Kyle B. Clark Irrevocable Trust-2020); and (v) 1,624,907 Shares directly held by The Burrow Trust (f/k/a The Katie S. Clark Irrevocable Trust-2025). The Reporting Person may be deemed to directly or indirectly exercise voting and investment discretion over securities held by each of the foregoing entities but the filing of this statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.

Each share of Class B common stock is convertible into one Share at the option of the holder and has no expiration date. Each share of Class B common stock is entitled to 40 votes per share, whereas each Share is entitled to one vote per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4(a) is hereby incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kyle Clark: /S/ KYLE CLARK, Kyle Clark (02/13/2026)